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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

EXCEL LEGACY CORPORATION
(Name of Subject Company)

EXCEL LEGACY CORPORATION
(Name of Person(s) Filing Statement)

9% CONVERTIBLE REDEEMABLE SUBORDINATED SECURED DEBENTURES DUE 2004
10% SENIOR REDEEMABLE SECURED NOTES DUE 2004
(Titles of Classes of Securities)

300665AA4 (Debentures)
300665AB2 (Notes)
(CUSIP Numbers of Classes of Securities)

Gary B. Sabin
Chief Executive Officer
Excel Legacy Corporation
17140 Bernardo Center Drive, Suite 300
San Diego, California 92128
(858) 675-9400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copies to:

Scott N. Wolfe, Esq. Craig M. Garner, Esq. Latham & Watkins 12636 High Bluff Drive, Suite 300 San Diego, California 92130 (858) 523-5400	Simon M. Lorne, Esq. Mary Ann Lyman, Esq. Munger Tolles & Olson LLP 355 South Grand Avenue, 35th Floor Los Angeles, California 90071 (213) 683-9100
/
/  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

    The name of the subject company is Excel Legacy Corporation, a Delaware corporation ("Legacy"). The address of Legacy's principal executive office is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128. The telephone number of its principal executive office is (858) 675-9400.

    The titles of the classes of securities to which this Schedule 14D-9 relates are Legacy's 9% Convertible Redeemable Subordinated Secured Debentures due 2004 (the "Legacy Debentures") and Legacy's 10% Senior Redeemable Secured Notes due 2004 (the "Legacy Notes"). The information set forth in the section entitled "The Exchange Offer and Consent Solicitation" of the Consent Solicitation Statement/Prospectus dated August 7, 2001, which is attached hereto as Exhibit (a)(4) (the "Consent Solicitation Statement/Prospectus"), is incorporated herein by reference.

Item 2. Identity and Background of Filing Person.

    The name, business address and business telephone number of Legacy, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

    This Schedule 14D-9 relates to the offer by Price Enterprises, Inc., a Maryland corporation ("Enterprises"), to exchange shares of its 8 3/4% Series A Cumulative Redeemable Preferred Stock, $0.0001 par value (the "Enterprises Series A Preferred Stock"), for all outstanding Legacy Debentures and Legacy Notes, upon the terms and subject to the conditions set forth in the Consent Solicitation Statement/Prospectus and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Exchange Offer"). The Legacy Debentures and Legacy Notes will be valued at par and the Enterprises Series A Preferred Stock will be valued at $15.00 per share for purposes of the Exchange Offer, and each $1,000 in principal amount of Legacy Debentures and Legacy Notes tendered will be exchanged for 66.67 shares of Enterprises Series A Preferred Stock.

    The address of Enterprises' principal executive offices is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

    The information set forth in the sections entitled "Background and Reasons for the Transactions," "The Merger, the Sale of the Series B Preferred Stock and Related Transactions," "Information About Enterprises," "Information About Legacy," "Securities Ownership of Certain Beneficial Owners and Management of Enterprises" and "Securities Ownership of Certain Beneficial Owners and Management of Legacy" of the Consent Solicitation Statement/Prospectus is incorporated herein by reference. Certain contracts, agreements, arrangements and understandings between Legacy and its executive officers and directors are described under Item 11 of Legacy's Annual Report on Form 10-K/A for the year ended December 31, 2000, which Item is attached hereto as Exhibit (e)(18) and incorporated herein by reference. Certain contracts, agreements, arrangements and understandings between Enterprises and its executive officers and directors are described under Item 11 of Enterprises' Annual Report on Form 10-K/A for the year ended December 31, 2000, which Item is attached hereto as Exhibit (e)(19) and incorporated herein by reference.

    Except as described in this Schedule 14D-9 or incorporated herein by reference, to the knowledge of Legacy, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Legacy or its affiliates and (1) Legacy or its executive officers, directors or affiliates or (2) Enterprises or its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

    The information set forth in the sections entitled "Background and Reasons for the Transactions" and "The Exchange Offer and Consent Solicitation" of the Consent Solicitation Statement/Prospectus is incorporated herein by reference.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

    Neither Legacy nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of Legacy Debentures or Legacy Notes with respect to the Exchange Offer.

Item 6. Interest in Securities of the Subject Company.

    No transactions in the Legacy Debentures or Legacy Notes have been effected during the past 60 days by Legacy or, to the best of its knowledge, by any executive officer, director, affiliate or subsidiary of Legacy.

Item 7. Purposes of the Transaction and Plans or Proposals.

    Except as set forth in this Schedule 14D-9 or incorporated herein by reference, Legacy is not currently undertaking or engaged in any negotiations in response to the Exchange Offer that relate to: (1) a tender offer for or other acquisition of Legacy's securities by Legacy, any subsidiary of Legacy or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Legacy or any of its subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of Legacy or any of its subsidiaries or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Legacy.

    There are no transactions, resolutions of Legacy's board, agreements in principle or signed contracts entered into in response to the Exchange Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

    The information set forth in the entire Consent Solicitation Statement/Prospectus is incorporated herein by reference.

Item 9. Exhibits.

(a)(1)(i)	Letter of Transmittal (incorporated by reference to Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001).
(a)(1)(ii)
Notice of Guaranteed Delivery (incorporated by reference to Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001).
(a)(1)(iii)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001).

(a)(1)(iv)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001).
(a)(1)(v)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001).
(a)(4)
Consent Solicitation Statement/Prospectus of Enterprises (incorporated by reference to Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001).
(a)(5)(i)	Summary Advertisement dated August 10, 2001 (incorporated by reference to Enterprises' Tender Offer Statement on Schedule TO filed with the SEC on August 10, 2001).
(a)(5)(ii)	Press Release dated August 10, 2001 (incorporated by reference to Enterprises' Tender Offer Statement on Schedule TO filed with the SEC on August 10, 2001).
(a)(5)(iii)	Letter to Debtholders of Legacy from Gary B. Sabin, President and Chief Executive Officer of Legacy, dated August 10, 2001.*
(e)(1)
Agreement and Plan of Merger, dated as of March 21, 2001, by and among Enterprises, PEI Merger Sub, Inc. and Legacy (incorporated by reference to Enterprises' Current Report on Form 8-K filed with the SEC on March 23, 2001).
(e)(2)
Form of Stockholder Agreement, dated as of March 21, 2001, between Enterprises and certain stockholders of Legacy (incorporated by reference to Enterprises' Current Report on Form 8-K filed with the SEC on March 23, 2001).
(e)(3)	Form of Articles of Amendment and Restatement of Enterprises (incorporated by reference to Enterprises' Current Report on Form 8-K filed with the SEC on March 23, 2001).
(e)(4)
Voting Agreement, dated as of March 21, 2001, by and among Warburg, Pincus Equity Partners L.P., Enterprises and Legacy (incorporated by reference to Enterprises' Current Report on Form 8-K filed with the SEC on March 23, 2001).
(e)(5)
Conversion Agreement, dated as of April 12, 2001, by and among Enterprises, The Sol and Helen Price Trust, Warburg, Pincus Equity Partners, L.P. and Legacy (incorporated by reference to Enterprises' Quarterly Report on Form 10-Q/A filed with the SEC on May 25, 2001).
(e)(6)	1998 Stock Option Plan of Legacy (incorporated by reference to Legacy's Registration Statement on Form S-8 (File No. 333-68597) filed with the SEC on December 9, 1998).
(e)(7)
Note Purchase Agreement, dated as of October 6, 1999, between Legacy and The Sol and Helen Price Trust, including form of Secured Promissory Note and form of Pledge Agreement (incorporated by reference to Legacy's Current Report on Form 8-K (File No. 0-23503) filed with the SEC on November 12, 1999).
(e)(8)
Employment Contract, dated as of July 1, 1999, by and between Legacy and Gary B. Sabin, an individual (incorporated by reference to Legacy's Annual Report filed on Form 10-K (File No. 0-23503) filed with the SEC on March 30, 2000).

(e)(9)
Employment Contract, dated as of July 1, 1999, by and between Legacy and Richard B. Muir, an individual (incorporated by reference to Legacy's Annual Report on Form 10-K (File No. 0-23503) filed with the SEC on March 30, 2000).
(e)(10)
Employment Contract, dated as of July 1, 1999, by and between Legacy and Graham R. Bullick, an individual (incorporated by reference to Legacy's Annual Report on Form 10-K (File No. 0-23503) filed with the SEC on March 30, 2000).
(e)(11)
Employment Contract, dated as of July 1, 1999, by and between Legacy and S. Eric Ottesen, an individual (incorporated by reference to Legacy's Annual Report on Form 10-K (File No. 0-23503) filed with the SEC on March 30, 2000).
(e)(12)
Employment Contract, dated as of July 1, 1999, by and between Legacy and John Visconsi, an individual (incorporated by reference to Legacy's Annual Report on Form 10-K (File No. 0-23503) filed with the SEC on March 30, 2000).
(e)(13)
Employment Contract, dated as of July 1, 1999, by and between Legacy and James Y. Nakagawa, an individual (incorporated by reference to Legacy's Annual Report on Form 10-K (File No. 0-23503) filed with the SEC on March 30, 2000).
(e)(14)
Employment Contract, dated as of July 1, 1999, by and between Legacy and Mark T. Burton, an individual (incorporated by reference to Legacy's Annual Report on Form 10-K (File No. 0-23503) filed with the SEC on March 30, 2000).
(e)(15)
Form of Stock Purchase Agreement dated as of September 25, 2000 by and between Legacy and each of Richard B. Muir, Graham R. Bullick, S. Eric Ottesen, and Mark T. Burton (incorporated by reference to Legacy's Quarterly Report on Form 10-Q (File No. 0-23503) filed with the SEC on November 9, 2000).
(e)(16)
Form of Loan Assumption Agreement dated as of September 25, 2000 by and between Legacy and each of Richard B. Muir, Graham R. Bullick, S. Eric Ottesen, and Mark T. Burton (incorporated by reference to Legacy's Quarterly Report on Form 10-Q (File No. 0-23503) filed with the SEC on November 9, 2000).
(e)(17)
First Amended and Restated Promissory Note and Revolving Line of Credit dated September 27, 2000, by and among Legacy and Enterprises (incorporated by reference to Legacy's Quarterly Report on Form 10-Q (File No. 0-23503) filed with the SEC on November 9, 2000).
(e)(18)
Copy of Item 11 of Legacy's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as amended by Amendment No. 1 on Form 10-K/A, Amendment No. 2 on Form 10-K/A and Amendment No. 3 on Form 10-K/A.
(e)(19)	Copy of Item 11 of Enterprises' Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as amended by Amendment No. 1 on Form 10-K/A and Amendment No. 2 on Form 10-K/A.
(g)	Not applicable.

*
Included with the Schedule 14D-9 mailed to debtholders.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2001	EXCEL LEGACY CORPORATION

	By:	/s/ Gary B. Sabin
Name: Gary B. Sabin Title: President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Letter of Transmittal (incorporated by reference to Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001).
(a)(1)(ii)
Notice of Guaranteed Delivery (incorporated by reference to Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001).
(a)(1)(iii)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001).
(a)(1)(iv)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001).
(a)(1)(v)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001).
(a)(4)
Consent Solicitation Statement/Prospectus of Enterprises (incorporated by reference to Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001).
(a)(5)(i)	Summary Advertisement dated August 10, 2001 (incorporated by reference to Enterprises' Tender Offer Statement on Schedule TO filed with the SEC on August 10, 2001).
(a)(5)(ii)	Press Release dated August 10, 2001 (incorporated by reference to Enterprises' Tender Offer Statement on Schedule TO filed with the SEC on August 10, 2001).
(a)(5)(iii)	Letter to Debtholders of Legacy from Gary B. Sabin, President and Chief Executive Officer of Legacy, dated August 10, 2001.*
(e)(1)
Agreement and Plan of Merger, dated as of March 21, 2001, by and among Enterprises, PEI Merger Sub, Inc. and Legacy (incorporated by reference to Enterprises' Current Report on Form 8-K filed with the SEC on March 23, 2001).
(e)(2)
Form of Stockholder Agreement, dated as of March 21, 2001, between Enterprises and certain stockholders of Legacy (incorporated by reference to Enterprises' Current Report on Form 8-K filed with the SEC on March 23, 2001).
(e)(3)	Form of Articles of Amendment and Restatement of Enterprises (incorporated by reference to Enterprises' Current Report on Form 8-K filed with the SEC on March 23, 2001).

(e)(4)
Voting Agreement, dated as of March 21, 2001, by and among Warburg, Pincus Equity Partners L.P., Enterprises and Legacy (incorporated by reference to Enterprises' Current Report on Form 8-K filed with the SEC on March 23, 2001).
(e)(5)
Conversion Agreement, dated as of April 12, 2001, by and among Enterprises, The Sol and Helen Price Trust, Warburg, Pincus Equity Partners, L.P. and Legacy (incorporated by reference to Enterprises' Quarterly Report on Form 10-Q/A filed with the SEC on May 25, 2001).
(e)(6)	1998 Stock Option Plan of Legacy (incorporated by reference to Legacy's Registration Statement on Form S-8 (File No. 333-68597) filed with the SEC on December 9, 1998).
(e)(7)
Note Purchase Agreement, dated as of October 6, 1999, between Legacy and The Sol and Helen Price Trust, including form of Secured Promissory Note and form of Pledge Agreement (incorporated by reference to Legacy's Current Report on Form 8-K (File No. 0-23503) filed with the SEC on November 12, 1999).
(e)(8)
Employment Contract, dated as of July 1, 1999, by and between Legacy and Gary B. Sabin, an individual (incorporated by reference to Legacy's Annual Report filed on Form 10-K (File No. 0-23503) filed with the SEC on March 30, 2000).
(e)(9)
Employment Contract, dated as of July 1, 1999, by and between Legacy and Richard B. Muir, an individual (incorporated by reference to Legacy's Annual Report on Form 10-K (File No. 0-23503) filed with the SEC on March 30, 2000).
(e)(10)
Employment Contract, dated as of July 1, 1999, by and between Legacy and Graham R. Bullick, an individual (incorporated by reference to Legacy's Annual Report on Form 10-K (File No. 0-23503) filed with the SEC on March 30, 2000).
(e)(11)
Employment Contract, dated as of July 1, 1999, by and between Legacy and S. Eric Ottesen, an individual (incorporated by reference to Legacy's Annual Report on Form 10-K (File No. 0-23503) filed with the SEC on March 30, 2000).
(e)(12)
Employment Contract, dated as of July 1, 1999, by and between Legacy and John Visconsi, an individual (incorporated by reference to Legacy's Annual Report on Form 10-K (File No. 0-23503) filed with the SEC on March 30, 2000).
(e)(13)
Employment Contract, dated as of July 1, 1999, by and between Legacy and James Y. Nakagawa, an individual (incorporated by reference to Legacy's Annual Report on Form 10-K (File No. 0-23503) filed with the SEC on March 30, 2000).
(e)(14)
Employment Contract, dated as of July 1, 1999, by and between Legacy and Mark T. Burton, an individual (incorporated by reference to Legacy's Annual Report on Form 10-K (File No. 0-23503) filed with the SEC on March 30, 2000).
(e)(15)
Form of Stock Purchase Agreement dated as of September 25, 2000 by and between Legacy and each of Richard B. Muir, Graham R. Bullick, S. Eric Ottesen, and Mark T. Burton (incorporated by reference to Legacy's Quarterly Report on Form 10-Q (File No. 0-23503) filed with the SEC on November 9, 2000).
(e)(16)
Form of Loan Assumption Agreement dated as of September 25, 2000 by and between Legacy and each of Richard B. Muir, Graham R. Bullick, S. Eric Ottesen, and Mark T. Burton (incorporated by reference to Legacy's Quarterly Report on Form 10-Q (File No. 0-23503) filed with the SEC on November 9, 2000).

(e)(17)
First Amended and Restated Promissory Note and Revolving Line of Credit dated September 27, 2000, by and among Legacy and Enterprises (incorporated by reference to Legacy's Quarterly Report on Form 10-Q (File No. 0-23503) filed with the SEC on November 9, 2000).
(e)(18)
Copy of Item 11 of Legacy's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as amended by Amendment No. 1 on Form 10-K/A, Amendment No. 2 on Form 10-K/A and Amendment No. 3 on Form 10-K/A.
(e)(19)	Copy of Item 11 of Enterprises' Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as amended by Amendment No. 1 on Form 10-K/A and Amendment No. 2 on Form 10-K/A.
(g)	Not applicable.

*
Included with the Schedule 14D-9 mailed to debtholders.

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